November 27, 2019

VIA EDGAR

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Take Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2019
Filed May 14, 2019
Form 8-K furnished August 5, 2019
File No. 001-34003

Dear Ms. Collins:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the “Company”) Form 10-K for the fiscal year ended March 31, 2019, filed May 14, 2019 (the “2019 Form 10-K”) and the Form 8-K furnished August 5, 2019 (the “Form 8-K”), as contained in the letter, dated August 22, 2019 (the “Comment Letter”).

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Form 10-K for the Year Ended March 31, 2019

Note 1. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 65

1.              We note your responses to prior comments 4 and 5. We continue to evaluate your responses and may have further comments.

Response:

We respectfully acknowledge the Staff’s continued evaluation of our responses to prior comments 4 and 5.

2.              We note from your response to prior comment 6 that revenue from the sale of in-game content transactions is recognized ratably over an estimated service period, which is the time period in which an average user plays your software products (“user life”). Please clarify whether you recognize revenue from the sale of such goods over the user life remaining subsequent to the time in which the good was purchased. Alternatively, if the service period for the virtual goods extends beyond the user life, please explain why and tell us the specific guidance you considered.

Response:

We have determined that individual sales of our full game software products and in-game content are separate contracts that contain separate units of accounting as each transaction is distinct. For purposes of recognizing revenue for our performance obligations satisfied over time, we must make an estimate of the service period.

We evaluated ASC 606-10-25-31 and 25-32 in determining how to measure progress for the recognition of revenue for performance obligations satisfied over time. We believe that the estimated service period that most faithfully depicts the timing of satisfying our game-related service performance obligation for each unique sale transaction (full game or in-game content) is the period of time that an average user plays our software products (“user life”). Our estimated user lives, which currently range between 9 and 15 months as determined on a title-by-title basis, are primarily based on the weighted average number of days between players’ first and last days played online utilizing the total population of users for a title (which ranges between 13 million and over 100 million unique users for our titles with significant online gameplay functionality). We consider that this methodology enables us to capture the most reasonable and relevant estimated service period to ascribe to each distinct transaction as it encapsulates all user behavior in the aggregate (e.g., some users will play for longer periods, some users will play for shorter periods, each user has a different in-game content purchasing pattern). When a new game is launched and therefore no history of online player data is available, we consider other factors to determine the user life, such as the estimated service period of other games actively being sold with similar characteristics. We also consider known online trends and, to the extent publicly available, the service periods of our competitors’ software products that are similar to ours. Determining the estimated service period is subjective and requires management judgment. We continually monitor our user life determinations over the life of a game to assess whether they need to be updated.

In applying ASC 606 to our transactions, we have concluded that each sale (full game or in-game content) is a separate contract with the customer as separate sales generally contain distinct performance obligations at the relevant standalone selling price. Therefore, we do not modify the original contract when we provide additional in-game content to a specific user. As we sell distinct content to our customers, we need to determine an estimated service period for each distinct service component that is required to be recognized over-time (i.e., distinct performance obligations related to online play for our full game sales and in-game content).

ASC 606-10-25-32 requires us to apply a single method to measure progress for each performance obligation satisfied over time and apply the method consistently to each performance obligation. We believe that our policy of determining and assigning an estimated service period based on our average user life, as more fully described above, for each distinct service component that is required to be recognized over-time (i.e., distinct performance obligations related to online play for our full game sales and in-game content), complies with these provisions in ASC 606 and most appropriately depicts the satisfaction of our performance obligations.

Therefore, our policy of utilizing one estimated service period for each distinct performance obligation may result in the service period for an in-game content sale extending beyond the original service period for the full game sale. However, we believe our policy complies with ASC 606 and appropriately reflects the satisfaction of our performance obligations for each distinct in-game content transaction as our service period encapsulates an average of all user lives. We do not believe that ASC 606 requires us to link performance obligations for in-game content sold in new contracts to performance obligations sold in previous contracts for the purpose of estimating a service period. In addition, applying such a policy would result in assigning a different service period for each in-game content sale (based on when the in-game content is sold in relation to the sale of the full game), which would not result in a consistent measure of progress for each distinct performance obligation sold in new contracts.

Form 8-K furnished on August 5, 2019
Exhibit 99.1, page 2

3.              We note your response to prior comment 7. Please consider changing the title of your non-GAAP measure of adjusted operating cash flow to a more descriptive title such as “adjusted unrestricted operating cash flow.”

Response:

Beginning with the earnings release furnished with our Form 8-K on November 7, 2019, we have changed the title of our non-GAAP measure to Adjusted Unrestricted Operating Cash Flow.

In addition, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Should you have any questions concerning this letter please call the undersigned at (646) 536-3003.

Very truly yours,

/s/ Lainie Goldstein

Lainie Goldstein
Chief Financial Officer

cc:	David Edgar
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Dan Emerson, Esq. (Take-Two Interactive Software, Inc.)
Matthew Breitman, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)